UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________

Commission file number: 0-23433

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Wayne Savings 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wayne Savings Bancshares, Inc.
151 North Market Street
Wooster, Ohio 44691

REQUIRED INFORMATION

Financial Statements.  The following financial statements and schedule are filed as part of this annual report for the Wayne Savings 401(k) Retirement Plan (the "Plan"):

Page No.

Reports of Independent Registered Public Accounting Firms	3

Financial Statements

Statements of Net Assets Available for Benefits	5

Statement of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

Report of Independent Registered Public Accounting Firm

Administrative Committee
Wayne Savings 401(k) Retirement Plan
Wooster, Ohio

We have audited the accompanying statement of net assets available for benefits of Wayne Savings 401(k) Retirement Plan as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  Our audit also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Wayne Savings 401(k) Retirement Plan as of December 31, 2007 and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the 2007 basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2007 basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the 2007 basic financial statement taken as a whole.

/s/BKD, LLP

Cincinnati, Ohio
June 27, 2008

Federal Employer Identification Number:  44-0160260

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustee
Wayne Savings 401(k) Retirement Plan

We have audited the accompanying statement of net assets available for benefits of Wayne Savings 401(k) Retirement Plan (the Plan) as of December 31, 2006.  This financial statement is the responsibility of the Plan’s management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a  test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates used by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Cincinnati, Ohio
June 27, 2007

Wayne Savings 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

Assets

	2007	2006

Investments, At Fair Value	$2,578,713	$2,252,321

Receivables
Accrued interest and dividends	35	118

Cash	60	-

Net Assets Available for Benefits	$2,578,808	$2,252,439

The Accompanying Notes are an Integral Part of These Statements

Wayne Savings 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Investment Income
Net depreciation in fair value of investments	$(143,533)
Interest	1,397
Dividends	181,197

Net investment income	39,061

Contributions
Employer	152,305
Participants	264,649
Rollovers	1,919

418,873

Total additions	457,934

Deductions
Benefits paid directly to participants	129,294
Administrative expenses	2,271

Total deductions	131,561

Net Increase	326,369

Net Assets Available for Benefits, Beginning of Year	2,252,439

Net Assets Available for Benefits, End of Year	$2,578,808

The Accompanying Notes are an Integral Part of These Statements

Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2007 and 2006

Note 1:	Description of the Plan

The following description of Wayne Savings 401(k) Retirement Plan (Plan) provides only general information.  Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan Administrator.

General

The Plan is a defined contribution plan sponsored by Wayne Savings Community Bank (Company) for the benefit of its employees who have at least one year of service, 1,000 hours, and are age 21 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Huntington National Bank is the trustee and custodian of the Plan.

Contributions

The Plan permits eligible employees, through a salary deferral election, to have the Company make annual contributions of up to 50% of eligible compensation, as defined in the Plan, subject to an overall $15,500 limitation for 2007.  Employee rollover contributions are also permitted.  The Company makes matching contributions of 100% of employees’ salary deferral amounts up to 4% and 50% of the next 2% of the employees’ compensation and profit-sharing contributions.  Company profit-sharing contributions are discretionary as determined by the Company’s Board of Directors.  Contributions are subject to certain limitations.

Participant Investment Account Options

Investment account options available include various funds.  Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.

The Plan document also includes an automatic deferral feature whereby a participant is treated as electing to defer a certain percentage of eligible compensation unless the participant made an affirmative election otherwise.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in both their voluntary contributions and the Company’s contributions plus earnings thereon.

Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2007 and 2006

Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount equal to the value of his account.  At December 31, 2007 and 2006, no plan assets were allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid.

Participant Loans

The Plan document includes provisions authorizing loans from the Plan to active eligible participants.  Loans are made to any eligible participant demonstrating a qualifying need.  The minimum amount of a loan shall be $1,000.  The maximum amount of a participant’s loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant’s vested account balance.  All loans are covered by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholdings unless the participant is paying the loan in full.  Interest on the loans is based on the prime rate plus 1%.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of plan termination, participants will become 100% vested in their accounts.

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments.  Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2007 and 2006

Plan Tax Status

The Plan operates under a standardized adoption agreement in connection with a prototype 401(k) profit-sharing plan and trust.  This prototype plan document has been filed with the appropriate agency and has obtained a determination letter from the Internal Revenue Service stating that the prototype constitutes a qualified plan under Section 401 of the Internal Revenue Code and that the related trust was tax exempt as of the financial statement date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses may be paid by the Company or the Plan, at the Company’s discretion.

Reclassifications

Certain reclassifications have been made to the 2006 financial statements to conform to the 2007 financial statement presentation.  These reclassifications had no effect on changes in net assets available for benefits.

Note 3:	Investments

The Plan’s investments are held by a bank-administered trust fund.  This Plan’s investments at December 31, 2007 are summarized below and its investments for 2007 (including investments bought, sold and held during the year) depreciated in fair value as follows:

	Net Depreciation in Fair Value During Year	Fair Value at End of Year
Investments at Fair Value as Determined by Quoted Prices in an Active Market
Mutual funds	$(7,784)	$2,120,655
Wayne Savings Bancshares, Inc. common stock	(135,749)	426,952
	(143,533)	2,547,607

Investments at Cost Which Approximates Market
Money market fund	–	10,856
Participant loans	–	20,250
	–	31,106
	$(143,533)	$2,578,713

Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2007 and 2006

The Plan’s investments at December 31, 2006 are comprised of the following:
Fair Value at End of Year
Investments at Fair Value as Determined by Quoted Prices in an Active Market
Mutual funds	$1,706,736
Wayne Savings Bancshares, Inc. common stock	536,109

2,242,845

Investments at Cost Which Approximates Market
Money market fund	8,099
Participant loans	1,377

9,476

$2,252,321

The fair value of individual investments that represented 5% or more of the Plan’s net assets available for benefits were as follows:

	2007	2006

Wayne Savings Bancshares, Inc. common stock	$426,952	$536,109
Fidelity Advisor Equity Growth Fund - Class T	479,682	322,073
Federated Capital Preservation Fund Institutional	270,650	225,678
Fidelity Advisor Mid Cap Fund - Class T	232,108	178,332
Dreyfus S&P 500 Index Fund	210,039	230,320
Franklin Templeton Growth Fund - Class A	197,435	130,814
Federated Capital Appreciation Fund - Class A	171,238	124,381
Columbia Small Cap Core Fund - Class A	132,783	**
T. Rowe Price High Yield Fund – Advisor Class	115,222	146,422

	$2,236,109	$1,894,129

**Investment represents less than 5% of the Plan’s net assets at specified date.

Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2007 and 2006

Note 4:	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

The Plan invests in common stock of the Company and certain funds of the Plan trustee.  The Plan paid $2,271 of recordkeeping fees to Huntington National Bank during 2007.  The Company provides certain administrative services at no cost to the Plan.

Note 5:	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplementary Schedule

Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2007 and 2006

(a)(b)	(c)	(d)	(e)
Identity of Issuer	Description of Investment	Cost	Current Value

Mutual funds
*Huntington Dividend Capture Fund IV	7,426 shares	$85,031	$73,445
Federated Capital Preservation Fund - Institutional	27,065 shares	270,650	270,650
Fidelity Advisor Short Fixed Income Fund - Class T	4,355 shares	40,910	40,279
Pimco Total Return Fund-Administrative Class	73 shares	762	784
T. Rowe Price High Yield Fund - Advisor Class	17,121 shares	119,334	115,222
American Balanced Fund - Class R-4	5,370 shares	100,501	103,530
Columbia Small Cap Core Fund - Class A	8,684 shares	161,981	132,783
Dreyfus S&P 500 Index Fund	5,081 shares	197,215	210,039
Dreyfus Small Cap Index Fund	2,002 shares	49,148	42,637
Federated Capital Appreciation Fund - Class A	8,024 shares	192,679	171,238
Fidelity Advisor Equity Growth Fund - Class T	7,440 shares	363,545	479,682
Fidelity Advisor Mis Cap Fund - Class T	9,827 shares	244,454	232,108
MFS Value Fund – Class R-3	812 shares	22,630	21,431
Franklin Templeton Growth Fund - Class A	8,203 shares	201,180	197,435
Vanguard Target Retirement 2015 Fund	117 shares	1,569	1,523
Vanguard Target Retirement 2025 Fund	1,132 shares	15,771	15,526
Vanguard Target Retirement 2035 Fund	790 shares	11,904	11,551
Vanguard Target Retirement 2045 Fund	52 shares	806	792

Common stocks
*Wayne Savings Bancshares, Inc	39,278 shares	617,826	426,952

Money market funds
*Huntington Money Market Fund	10,856 shares	10,856	10,856

*Participant loans	9.25% to 8.25%	20,250	20,250

		$2,729,002	$2,578,713

*  Party-in-interest

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees for the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

WAYNE SAVINGS 401(k) RETIREMENT PLAN

June 27, 2008	By:	/s/ H. Stewart Fitz Gibbon III
H. Stewart Fitz Gibbon III
Trustee

INDEX TO EXHIBITS

Number	Description
23	Consents of Independent Registered Public Accounting Firms